Brian F. Faulkner
                              A PROFESSIONAL LAW CORPORATION
27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
          T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                E: BRIFFAULK@AOL.COM





VIA FEDERAL EXPRESS AND EDGAR


September 15, 2005


H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  RMD Technologies, Inc.
     Amendment No. 2 to Registration Statement on Form 10-SB
     File No. 0-51109
     Filed July 5, 2005

Dear Mr. Owings:

     This letter is in response to your letter of July 18, 2005 with regard to Amendment No. 2 to the Form 10-SB registration statement of RMD Technologies, Inc., a California corporation ("Company"), filed on July 5, 2005. Each comment point in your letter will be addressed below and in an amended Form 10-SB to be filed on EDGAR:

1. I have verified that the company has filed two amended Form 10-SB's on EDGAR to date, as well as the two response letters to your office.

2.  Changes have been made as requested in the updated MD&A.

3.  The noted language has been removed from the document.

4. John Fleming, an independent consultant provided consulting services related to the best methods to seek outside funding and the procedure for taking the company public. He billed the company at his standard billing rate for this type of service. We negotiated payment in the form of stock with Mr. Fleming. Based on the negotiation, Mr. Fleming accepted shares and established a valuation of $.001 for the shares accepted. This valuation was based, in part on the difficulty of reselling the shares in the near future.

     We felt that the negotiation with Mr. Fleming was adequate to establish the market price for the shares and, therefore, used the same valuation in the transactions with Pat and Suzanne Galliher. The consulting services provided by Mr. and Mrs. Galliher were of a similar nature as the services provided by Mr. Fleming. Pat and Suzanne Galliher billed the company for their consulting services and, upon negotiation, accepted the valuation of $.001 per share as payment for services rendered. The shares were issued according to this valuation.

5. The company did not begin reselling refurbished computer components until the last quarter of 2004. Revenue from sales prior to then was the result of reselling scrap material and did not have costs of sales associated with the revenue activity.

6. Changes have been made as requested in the updated financial statements.

7. The lessor provided a fair market value at inception. After comparing the total lease payments over the life of the lease to the fair value at inception, we calculated the imputed interest rate built into the lease contract.

8. Changes have been made as requested in the updated financial statements.

     I have enclosed two marked copies of the filed Form 10-SB/A
(Amendment No. 3) showing the changes made per this letter.

     Should you have any additional comments or questions, please feel free to contact me.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Pat Galliher, RMD Technologies, Inc.